Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103-0084

                                                                                                                        February 8, 2008

 Via EDGAR Correspondence and Federal Express

Mr. David L. Orlic
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Room 4561

                                       Re: WiFiMed Holdings Company, Inc.
                                              Preliminary Information Statement on Schedule 14C
                                              No. 0-49707

Dear Mr. Orlic:

      On behalf of WiFiMed Holdings Company, Inc. (the "Company”) we are providing you with the Company's response to the comments raised by the Staff in their comment letter dated January 28, 2008 regarding the Preliminary Information Statement on Schedule 14C (the "Information Statement"). In connection therewith, management's "Tandy" response has been provided in a separate letter, a copy of which is attached hereto. As discussed today, we will file the amended Information Statement shortly under separate cover.

General

  The Company was initially approached by the three institutional security holders that purchased Debentures and Warrants in the recent financing round dated as of November 30, 2007 (the "November 2007 Financing”), which made an unsolicited request that the number of authorized shares be increased in light of concerns about the current number of authorized shares becoming too low relative to the thresholds provided for in the transaction documents.  In response, the eight security holders in question were initially contacted by telephone primarily by one of the principals of Joy Terrace Capital (a 10% owner), as well as by the Chairman of the Board and, in only three cases, received informal letters sent by the Company. These communications informed such security holders that the Company needed to increase the number of authorized shares of common stock of the Company to remain in compliance with the November 2007 Financing documents, among other things.

      The Company does not believe it conducted a "solicitation” under Rule 14a-1(1), because the Company did not engage in a widespread and active solicitation of public shareholders, but rather privately approached a very limited number of "related” shareholders, in response to such unsolicited request.  Specifically, the eight securityholders you refer to were not public shareholders in the traditional sense, which are generally unrelated to the Company in any meaningful way, but rather were current or former employees, spouses of beneficial shareholders, relatives of board members, former officers or directors of the Company and, in one case, a long-term business partner owned in small part by a member of current management.  The increase in authorized shares was solely to allow for a sufficient number of authorized shares to be reserved for issuance in connection with the November 2007 Financing transaction and was undertaken for the purpose of enabling the Company to remain in compliance with the terms of the November 2007 Financing documents going forward. Therefore, the Company believes it will be in compliance with the Staff comment and will be able to mail the Information Statement once such amended Information Statement is filed.

      Please do not hesitate to contact the undersigned should you desire further information from the Company.

                                                            Very truly yours,

                                                            PHILLIPS NIZER LLP

                                                            /s/ Elliot H. Lutzker
                                                            Elliot H. Lutzker

Enclosure

CC: Gregory Vacca

WIFIMED HOLDINGS COMPANY, INC.
2000 River Edge Parkway
Suite GL 100A
Atlanta, GA 30328
(770) 919-7220

                                                                                                                        February 8, 2008

Via EDGAR Correspondence and Federal Express

Mr. David L. Orlic
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Room 4561

                                       Re: WiFiMed Holdings Company, Inc.
                                              Preliminary Information Statement on Schedule 14C
                                              No. 0-49707

Dear Mr. Orlic:

      This letter serves to confirm WiFiMed Holdings Company, Inc. (the "Company”, "our”, or "we”) understanding of the discussion you had today with our outside counsel, Phillips Nizer LLP ("Phillips Nizer”), in which Phillips Nizer advised you that we will be filing our response to your letter, dated January 28, 2008, today, however, that the amended Schedule 14C will be filed shortly under separate cover.

      In that respect and in furtherance of the foregoing, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                            Very truly yours,

                                                            WiFiMed Holdings Company, Inc.

                                                            By:__/s/ Gregory Vacca_______
                                                                  Gregory Vacca, President